UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 5995 Opus Parkway Minnetonka, Minnesota 55343	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

CONTENTS

Agreement for Acquisition of Markforged, Inc.

On May 27, 2026, Stratasys Ltd. (“Stratasys”, “we” or “us”) announced that it has entered into a definitive agreement to acquire Markforged, Inc. (“Markforged”), a leading provider of end-to-end Fused Filament Fabrication (FFF) solutions and a wholly owned indirect subsidiary of Nano Dimension Ltd. (“Nano Dimension”), in an all-cash transaction valued at $42.5 million, subject to customary adjustments.

Under the terms of the agreement, Stratasys will acquire all issued and outstanding shares of Markforged. Nano Dimension will retain Markforged’s Metal Binder Jetting product line.

The acquisition is subject to the receipt of regulatory approvals and the satisfaction of other customary closing conditions. The transaction is currently expected to be completed in the second half of 2026.

A copy of our press release announcing the acquisition is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Form 6-K”).

Incorporation by Reference

The contents of this Form 6-K, excluding the contents of Exhibit 99.1 annexed hereto, are incorporated by reference into Stratasys’ registration statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-27049, 333-277836, 333-285590 and 333-294041, filed by Stratasys with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022, March 3, 2023, March 12, 2024, March 6, 2025, and March 5, 2026, respectively, and Form F-3, SEC file numbers 333-251938, 333-288670 and 333-289567, filed by Stratasys with the SEC on January 7, 2021 July 15, 2025 and August 13, 2025, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release, dated May 27, 2026, titled “Stratasys to Acquire MarkForged, Inc., Expanding Aerospace, Defense and Industrial Production Capabilities”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: May 27, 2026	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer